GIBBS CONSTRUCTION, INC.
                1515 East Silver Springs Boulevard - Suite 118.4
                                 Ocala, FL 34470
                            Facsimile (352) 502-4783

                                                            December 15, 2006
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

         Re: Gibbs Construction, Inc. Registration Statement on Form S-1File No. 333-58431

Ladies and Gentlemen:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Gibbs Construction, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-58431), together with all exhibits thereto (collectively, the "Registration Statement"), that was originally filed with the Securities and Exchange Commission (the "Commission") on July 2, 1998.

          We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

          Should you have any questions regarding this matter or if withdrawal of the S-1 Registration Statement will not be granted, please contact Robert A. Forrester, counsel to the Registrant, at (972) 437-9898.





                                        Sincerely



                                        Gibbs Construction, Inc.



                                        By:  /s/ Steven L. Sample

                                        Steven L. Sample

                                        Chief Executive Officer